# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Loar Holdings Inc., CIK 0002000178
CUSIP: 53947R105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 New King Street, White Plains, New York (NY), 10604
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001464695

## Reporting persons
- GSO Capital Opportunities Fund III LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,143,176; shared voting power 0; sole dispositive power 3,143,176; shared dispositive power 0; aggregate amount beneficially owned 3,143,176 (3.4% of the class)
- Blackstone Private Credit Fund: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 118,172; shared voting power 0; sole dispositive power 118,172; shared dispositive power 0; aggregate amount beneficially owned 118,172 (0.3% of the class)
- BCRED Twin Peaks LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 134,107; shared voting power 0; sole dispositive power 134,107; shared dispositive power 0; aggregate amount beneficially owned 134,107 (0.1% of the class)
- GSO Barre des Ecrins Master Fund SCSp: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 58,149; shared voting power 0; sole dispositive power 58,149; shared dispositive power 0; aggregate amount beneficially owned 58,149 (0.1% of the class)
- GSO Orchid Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blackstone Credit Orchid Co-Invest Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 94,902; shared voting power 0; sole dispositive power 94,902; shared dispositive power 0; aggregate amount beneficially owned 94,902 (0.1% of the class)
- Blackstone Holdings Finance Co. L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,687; shared voting power 0; sole dispositive power 1,687; shared dispositive power 0; aggregate amount beneficially owned 1,687 (0.01% of the class)
- GSO Capital Opportunities Associates III LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,143,176; shared voting power 0; sole dispositive power 3,143,176; shared dispositive power 0; aggregate amount beneficially owned 3,143,176 (3.4% of the class)
- GSO Holdings I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,143,176; shared voting power 0; sole dispositive power 3,143,176; shared dispositive power 0; aggregate amount beneficially owned 3,143,176 (3.4% of the class)
- Blackstone Private Credit Strategies LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 347,181; shared voting power 0; sole dispositive power 347,181; shared dispositive power 0; aggregate amount beneficially owned 347,181 (0.4% of the class)
- Blackstone Credit BDC Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 252,279; shared voting power 0; sole dispositive power 252,279; shared dispositive power 0; aggregate amount beneficially owned 252,279 (0.3% of the class)
- Blackstone Alternative Credit Advisors LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 310,428; shared voting power 0; sole dispositive power 310,428; shared dispositive power 0; aggregate amount beneficially owned 310,428 (0.3% of the class)
- GSO Capital Partners GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 310,428; shared voting power 0; sole dispositive power 310,428; shared dispositive power 0; aggregate amount beneficially owned 310,428 (0.3% of the class)
- StoneCo IV Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 310,428; shared voting power 0; sole dispositive power 310,428; shared dispositive power 0; aggregate amount beneficially owned 310,428 (0.3% of the class)
- GSO Orchid Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 94,902; shared voting power 0; sole dispositive power 94,902; shared dispositive power 0; aggregate amount beneficially owned 94,902 (0.1% of the class)
- GSO Holdings III L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 94,902; shared voting power 0; sole dispositive power 94,902; shared dispositive power 0; aggregate amount beneficially owned 94,902 (0.1% of the class)
- Blackstone Europe Fund Management S.a r.l: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 58,149; shared voting power 0; sole dispositive power 58,149; shared dispositive power 0; aggregate amount beneficially owned 58,149 (0.1% of the class)
- Blackstone Holdings I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,492,044; shared voting power 0; sole dispositive power 3,492,044; shared dispositive power 0; aggregate amount beneficially owned 3,492,044 (3.7% of the class)
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,492,044; shared voting power 0; sole dispositive power 3,492,044; shared dispositive power 0; aggregate amount beneficially owned 3,492,044 (3.7% of the class)
- Blackstone Holdings IV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Quebec Canada (A8); does not affirm membership in a group (box b); sole voting power 405,330; shared voting power 0; sole dispositive power 405,330; shared dispositive power 0; aggregate amount beneficially owned 405,330 (0.4% of the class)
- Blackstone Holdings IV GP L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 405,330; shared voting power 0; sole dispositive power 405,330; shared dispositive power 0; aggregate amount beneficially owned 405,330 (0.4% of the class)
- Blackstone Holdings IV GP Management (Delaware) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 405,330; shared voting power 0; sole dispositive power 405,330; shared dispositive power 0; aggregate amount beneficially owned 405,330 (0.4% of the class)
- Blackstone Holdings IV GP Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 405,330; shared voting power 0; sole dispositive power 405,330; shared dispositive power 0; aggregate amount beneficially owned 405,330 (0.4% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,550,193; shared voting power 0; sole dispositive power 3,550,193; shared dispositive power 0; aggregate amount beneficially owned 3,550,193 (3.8% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,550,193; shared voting power 0; sole dispositive power 3,550,193; shared dispositive power 0; aggregate amount beneficially owned 3,550,193 (3.8% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,550,193; shared voting power 0; sole dispositive power 3,550,193; shared dispositive power 0; aggregate amount beneficially owned 3,550,193 (3.8% of the class)

## Item 1. Issuer
Name of issuer: Loar Holdings Inc.
Address of issuer's principal executive offices: 20 New King Street, White Plains, NY, 10604

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

i. GSO Capital Opportunities Fund III LP

ii. Blackstone Private Credit Fund

iii. BCRED Twin Peaks LLC

iv. GSO Barre des Ecrins Master Fund SCSp

v. GSO Orchid Fund LP

vi. Blackstone Credit Orchid Co-Invest Fund LP

vii. Blackstone Holdings Finance Co. L.L.C.

viii. GSO Capital Opportunities Associates III LLC

ix. GSO Holdings I LLC

x. Blackstone Private Credit Strategies LLC

xi. Blackstone Credit BDC Advisors LLC

xii. Blackstone Alternative Credit Advisors LP

xiii. GSO Capital Partners GP L.L.C.

xiv. StoneCo IV Corporation

xv. GSO Orchid Associates LLC

xvi. GSO Holdings III L.L.C.

xvii. Blackstone Europe Fund Management S.a r.l

xviii. Blackstone Holdings I L.P.

xix. Blackstone Holdings I/II GP L.L.C.

xx. Blackstone Holdings IV L.P.

xxi. Blackstone Holdings IV GP L.P.

xxii. Blackstone Holdings IV GP Management (Delaware) L.P.

xxiii. Blackstone Holdings IV GP Management L.L.C.

xxiv. Blackstone Inc.

xxv. Blackstone Group Management L.L.C.

xxvi. Stephen A. Schwarzman

Pursuant to an internal reorganization which became effective as of October 17, 2025, GSO Advisor Holdings L.L.C., the special limited partner of Blackstone Alternative Credit Advisors LP, dissolved. As a result of the dissolution, GSO Capital Partners GP L.L.C., the general partner of Blackstone Alternative Credit Advisors LP, is, together with certain of its affiliates, now deemed to be the beneficial owner of the securities beneficially owned by Blackstone Alternative Credit Advisors LP. This internal reorganization did not involve any purchase or sale of securities of the Issuer.

As of December 31, 2025, GSO Capital Opportunities Fund III LP ("GSO III") directly holds 3,143,176 shares of Common Stock, par value $0.01 per share (the "Common Stock") of Loar Holdings Inc. (the "Issuer"), Blackstone Private Credit Fund ("BCRED") directly holds 118,172 shares of Common Stock, BCRED Twin Peaks LLC ("Twin Peaks") directly holds 134,107 shares of Common Stock, GSO Barre des Ecrins Master Fund SCSp ("GSO Ecrins") directly holds 58,149 shares of Common Stock, Blackstone Credit Orchid Co-Invest Fund LP ("Orchid Co-Invest") directly holds 94,902 shares of Common Stock, and Blackstone Holdings Finance Co. L.L.C. ("FINCO") (FINCO and together with GSO III, BCRED, Twin Peaks, GSO Ecrins and Orchid Co-Invest the "Blackstone Holders") directly holds 1,687 shares of Common Stock.

GSO Capital Opportunities Associates III LLC is the general partner of GSO III. GSO Holdings I L.L.C. is the managing member of GSO Capital Opportunities Associates III LLC. Twin Peaks is wholly-owned by BCRED. Blackstone Europe Fund Management S.a r.l is the manager of GSO Ecrins. Blackstone Private Credit Strategies LLC is the investment manager of BCRED. Blackstone Credit BDC Advisors LLC is the subadvisor of BCRED. Blackstone Alternative Credit Advisors LP is the sole member of Blackstone Credit BDC Advisors LLC and the investment manager of Blackstone Europe Fund Management S.a r.l.

GSO Capital Partners GP L.L.C. is the general partner of Blackstone Alternative Credit Advisors LP. StoneCo IV Corporation is the sole member of GSO Capital Partners GP L.L.C. Blackstone Holdings IV L.P. is the majority shareholder of StoneCo IV Corporation.

Blackstone Private Credit Strategies LLC is the investment manager of Orchid Co-Invest. GSO Orchid Associates LLC is the general partner of Orchid Co-Invest. GSO Holdings III L.L.C. is the sole member of GSO Orchid Associates LLC. Blackstone Holdings IV L.P. is the sole member of GSO Holdings III L.L.C.

Blackstone Holdings IV GP L.P. is the general partner of Blackstone Holdings IV L.P. Blackstone Holdings IV GP Management (Delaware) L.P. is the general partner of Blackstone Holdings IV GP L.P. Blackstone Holdings IV GP Management L.L.C. is the general partner of Blackstone Holdings IV GP Management (Delaware) L.P.

Blackstone Holdings I L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by GSO III and is the sole member of FINCO and Blackstone Private Credit Strategies LLC.

Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings I L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings IV GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone Inc.'s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the securities of the Issuer directly held by the Blackstone Holders directly or indirectly controlled by it or him, but each (other than the Blackstone Holders to the extent of their respective direct holdings) disclaims beneficial ownership of the securities reported herein, except to the extent of such Reporting Person's pecuniary interest therein, and this report shall not be deemed an admission that any of the Reporting Persons (other the Blackstone Holders to the extent each directly holds securities of the Issuer) is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such securities. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.
Citizenship: See Item 4 of each cover page.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2025, GSO III directly holds 3,143,176 shares of Common Stock, BCRED directly holds 118,172 shares of Common Stock, Twin Peaks directly holds 134,107 shares of Common Stock, GSO Ecrins directly holds 58,149 shares of Common Stock, Orchid Co-Invest directly holds 94,902 shares of Common Stock and FINCO directly holds 1,687 shares of Common Stock.

Each Reporting Person may be deemed to beneficially own the securities of the Issuer directly held by the Blackstone Holders directly or indirectly controlled by it or him, but each (other than the Blackstone Holders to the extent of their respective direct holdings) disclaims beneficial ownership of the securities reported herein, except to the extent of such Reporting Person's pecuniary interest therein, and this report shall not be deemed an admission that any of the Reporting Persons (other than the Blackstone Holders to the extent each directly holds securities of the Issuer) is the beneficial owner of such securities for purposes of Section 13(d) of the Act or any other purpose.

Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person's cover page.
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person's cover page. Calculation of the percentage of shares of Common Stock beneficially owned is based on 93,622,471 shares of Common Stock outstanding as of November 4, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 12, 2025. As of December 31, 2025, Reporting Persons no longer beneficially own more than five percent of the Common Stock. This filing represents an exit filing for the Reporting Persons.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Signature Blocks.
Exhibit 99.2 Joint Filing Agreement, by and among the Reporting Persons.

## Signatures
- GSO Capital Opportunities Fund III LP: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (02/13/2026)
- Blackstone Private Credit Fund: /s/ Marisa Beeney, Marisa Beeney, Authorized Signatory, See Exhibit 99.1 (02/13/2026)
- BCRED Twin Peaks LLC: /s/ Marisa Beeney, Marisa Beeney, Authorized Signatory, See Exhibit 99.1 (02/13/2026)
- GSO Barre des Ecrins Master Fund SCSp: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (02/13/2026)
- GSO Orchid Fund LP: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (02/13/2026)
- Blackstone Credit Orchid Co-Invest Fund LP: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (02/13/2026)
- Blackstone Holdings Finance Co. L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (02/13/2026)
- GSO Capital Opportunities Associates III LLC: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (02/13/2026)
- GSO Holdings I LLC: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (02/13/2026)
- Blackstone Private Credit Strategies LLC: /s/ Marisa Beeney, Marisa Beeney, Authorized Signatory, See Exhibit 99.1 (02/13/2026)
- Blackstone Credit BDC Advisors LLC: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (02/13/2026)
- Blackstone Alternative Credit Advisors LP: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (02/13/2026)
- GSO Capital Partners GP L.L.C.: /s/ Marisa Beeney, Marisa Beeney, Authorized Signatory, See Exhibit 99.1 (02/13/2026)
- StoneCo IV Corporation: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (02/13/2026)
- GSO Orchid Associates LLC: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (02/13/2026)
- GSO Holdings III L.L.C.: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (02/13/2026)
- Blackstone Europe Fund Management S.a r.l: /s/ Kim Percy, Kim Percy, Manager, See Exhibit 99.1 (02/13/2026)
- Blackstone Europe Fund Management S.a r.l: /s/ William Gilson, William Gilson, Manager, See Exhibit 99.1 (02/13/2026)
- Blackstone Holdings I L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (02/13/2026)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (02/13/2026)
- Blackstone Holdings IV L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (02/13/2026)
- Blackstone Holdings IV GP L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (02/13/2026)
- Blackstone Holdings IV GP Management (Delaware) L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (02/13/2026)
- Blackstone Holdings IV GP Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (02/13/2026)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (02/13/2026)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (02/13/2026)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman, See Exhibit 99.1 (02/13/2026)